ARGOSY MINERALS INC.

ARBN 073 391 189

HALF YEAR REPORT FOR THE PERIOD

ended June 30, 2006

CONTENTS

-

Directors Report

-

Report of Independent Accountants

-

Consolidated Balance Sheets

-

Consolidated Statement of Operations and Deficit

-

Consolidated Statements of Cash Flows

-

Notes to the Consolidated Financial Statements

-

Directors’ Declaration

Argosy Minerals Inc.	Half Year Report
for the Period ended June 30, 2006

Argosy Minerals Inc.	Half Year Report
for the Period ended June 30, 2006

The directors present their report on the consolidated half year report of Argosy Minerals Inc. (the “Corporation”) and all the entities controlled by it at the end of or during the half year ended June 30, 2006.

Directors

The following persons were directors of the Corporation during the whole of the half year and up to the date of this Report:

-

P.H. Lloyd

-

C. R. Bond

-

J. Maloney

Mr. Marcus Foster resigned as a Director and CFO of the Corporation on January 27, 2006.  Mr. Malcolm Smartt was appointed as a Director on March 7, 2006.

Review of Operations:

A summary of the consolidated results is set out below:

		2006	2005
		($000)	($000)
Income:
	Interest	57	49
	Foreign Exchange Gain / (Loss)	(8)	3
		49	52
Expenses:
	Administration Expenses	175	270
	Management and Consulting fees	248	98
	Project Assessment	73	123
	Stock Based Compensation	439	-
	Salaries and Benefits	117	223
	Travel	70	14

		1122	728
Loss for the Period		(1,073)	(676)

Comments on the consolidated results are set out below:

a)

Interest and Foreign exchange gains / (loss).

Interest income increased during the current period due to higher interest rates during the period even though average cash balances declined.  As the Corporation has no current source of revenue, cash balances will be used to fund operations and will continue to decline.

Argosy Minerals Inc.	Half Year Report
for the Period ended June 30, 2006

b)

Administrative Expenses and Salaries and Benefits

Administrative expenses and salaries and benefits have decreased compared to the prior year as a result of the restructuring completed during 2005 where the Corporation amalgamated with two of its subsidiaries and deregistered other dormant companies resulting in cost savings.

c)

Management and Consulting

Management and Consulting fees have increased in line with the Corporation refocusing its activities subsequent to the restructuring noted above.

d)

Project Assessment

The Corporation has been involved in the assessment of various projects during the period to June 30, 2006 including the Lac Panache Project in Canada and various opportunities in Africa.  For details of expenditure see note 4 to the Consolidated Financial Statements.

e)

Stock Based Compensation

Stock based compensation expense arose due to the expense associated with the granting of incentive stock options to directors and employees and the requirement to recognize an expense for employee stock based compensation.

f)

Travel

Due to the location of projects the Corporation is involved in assessing, substantial amounts of travel are required.  Travel costs have increased in the period ended June 30, 2006 due to the Corporation assessing an increased number of new projects in Southern Africa.

Argosy Minerals Inc.	Half Year Report
for the Period ended June 30, 2006

Review Report to the Audit Committee of Argosy Minerals Inc.

We have reviewed the consolidated balance sheet of Argosy Minerals Inc. as at June 30, 2006, and the consolidated statement of operations and deficit and cash flow for the three and six month periods then ended.  These consolidated financial statements are the responsibility of management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion.  An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these consolidated interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of Argosy Minerals Inc. to assist it in discharging its regulatory obligation to review these consolidated financial statements and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third party.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Toronto, Ontario

September 8, 2006

Chartered Accountants

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at June 30, 2006 and December 31, 2005
(Expressed in Canadian Dollars)

	June 30, 2006	Dec. 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$3,010,292	$3,626,115
Accounts receivable and prepaids	40,423	26,389
	3,050,715	3,652,504
Office equipment and furniture	13,077	18,657
	$3,063,792	$3,671,161
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$233,974	$207,872
SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2005: 95,969,105)	44,075,384	44,075,384
Contributed Surplus	439,251	-
Deficit	(41,684,817)	(40,612,095)
	2,829,818	3,463,289
	$3,063,792	$3,671,161

APPROVED BY THE DIRECTORS

John Maloney, Director                                     Cecil R. Bond, Director

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three Months ended June 30, 2006 and 2005
and the Six Months ended June 30, 2006 and 2005

		Three Months ended June 30		Six Months ended June 30
		2006	2005	2006	2005
Income:
Interest income and other		$30,488	$23,180	$57,094	$48,886
Foreign exchange gain / (loss)		(6,653)	3,801	(7,642)	3,475
		$23,835	$26,981	$49,452	$52,361
Expenses:
Accounting and audit		13,473	28,530	14,973	44,058
Bank charges		476	981	1,077	2,588
Depreciation		2,572	3,040	5,580	6,080
Directors' fees		10,416	18,750	20,833	37,500
Insurance		523	2,725	3,766	17,131
Legal		36,512	13,796	39,629	41,559
Management and consulting fees		106,629	35,280	248,394	97,945
Office		3,170	3,110	7,429	7,654
Project assessment	Note 4	51,128	94,784	73,157	123,265
Rent		12,549	16,090	25,989	32,959
Salaries and benefits		61,315	109,059	117,486	223,415
Shareholder communications		23,417	39,563	25,091	41,123
Stock based compensation		439,251	-	439,251	-
Telecommunications		4,618	7,179	8,441	8,648
Transfer agent and stock exchange		9,815	14,744	20,787	31,134
Travel		51,757	-	70,291	13,599
		$827,621	$387,631	$1,122,174	$728,658
Loss for the period		$(803,786)	$(360,650)	$(1,072,722)	$(676,297)
Deficit, beginning of period		$(40,881,031)	$(39,729,105)	$(40,612,095)	$(39,413,458)
Deficit, end of period		$(41,684,817)	$(40,089,755)	$(41,684,817)	$(40,089,755)
Basic & Diluted Loss per
Common Share		($0.01)	($0.00)	($0.01)	($0.01)
Weighted Average Number of
Common Shares Outstanding		95,969,105	95,969,105	95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2006 and 2005
and the Six Months ended June 30, 2006 and 2005

	Three Months Ended June 30		Six months ended June 30
Cash Provided From (Used For):	2006	2005	2006	2005
Operating Activities
Loss for the period	$(803,786)	$(360,650)	$(1,072,722)	$(676,297)
Adjustments for:
Depreciation	2,572	3,040	5,580	6,080
Foreign exchange loss	337	82	677	439
Stock based compensation	439,251	-	439,251	-
	(361,626)	(357,528)	(627,214)	(669,778)
Changes in Non-cash working capital
(Increase)/decrease in accounts receivable and prepaids	(18,769)	3,735	(14,034)	148,142
Increase/(decrease) in accounts payable & accrued liabilities	90,646	(67,919)	26,102	(11,224)
Cash Flows from Operating Activities	(289,749)	(421,712)	(615,146)	(532,860)
Foreign Exchange Loss on Cash held in Foreign Currency	(337)	(82)	(677)	(439)
Decrease in Cash & Cash Equivalents	(290,086)	(421,794)	(615,823)	(533,299)
Cash & Cash Equivalents at Beginning of Period	3,300,378	4,504,902	3,626,115	4,616,407
Cash & Cash Equivalents at End of Period	$3,010,292	$4,083,108	$3,010,292	$4,083,108

Argosy Minerals Inc.	Half Year Report
Notes to the Consolidated Financial Statements	for the Period ended June 30, 2006

1.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2005 and should be read in conjunction with those statements.

The Corporation and its subsidiaries are engaged in the exploration of mineral properties and is considered to be an exploration stage company.  The Corporation is in the process of investigating possible property acquisitions and continues to evaluate the Lac Panache property in Sudbury, Ontario acquired under an option agreement entered into in April, 2005.  See Note 3(b).  During 2005, the Corporation terminated its options to acquire the Albetros Diamond Project in South Africa and the Nevada Gold Project in Nevada, USA.  See Notes 3(d) and (e).  The Corporation was previously involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic.  In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation, however in 2005 following elections and the formation of a new government in Burundi, the Corporation lifted force majeure and entered into discussions with the Ministry for Mines regarding recommencing activities in Burundi.

As yet, it has not been determined if the Corporation’s mineral properties contain ore reserves that are economically recoverable.  The recoverability of any amount recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties.  The amounts shown as mineral properties and deferred costs, if any, represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management’s judgement is applied are mineral property valuations, valuation of future income tax benefits and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian and Australian banks.  A portion of the cash balances are held in Australian dollars, accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Office Equipment and Furniture

Amortization is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

___________________________________________________________________________________________

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.	Half Year Report
Notes to the Consolidated Financial Statements	for the Period ended June 30, 2006

Project Assessment Expenditures

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.  Included in project assessment expenditures are option payments for mineral properties.  These payments are charged to income when incurred.

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned.  Deferred costs will be amortized on a unit production basis of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties.  Although management makes its best estimate of these factors, where applicable, based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to investigate title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Corporation prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2003.  These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options.  Stock based compensation expense is calculated using the Black-Scholes Model which requires the input of highly subjective assumptions including expected stock price volatility.  Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of any stock options granted.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year.  Basic and fully diluted loss per share are the same, as the effect of potential issues of shares under stock option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation’s foreign subsidiaries are integrated foreign operations.  Currency translations into Canadian dollars are made as follows:

(i)

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;

(ii)

non-monetary items at rates prevailing when they are acquired;

(iii)

exploration costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts.  The Corporation is not exposed to significant interest rate risk due to the short term maturity of its monetary current assets and current liabilities.  It is management’s opinion that the Corporation is not exposed to significant foreign exchange risk.

___________________________________________________________________________________________

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.	Half Year Report
Notes to the Consolidated Financial Statements	for the Period ended June 30, 2006

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

3.

Mineral Properties

a)

Burundi Nickel Project

During 1998, Andover entered into a Protocol agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project.  On February 11, 1999, a Mining Convention setting out Andover's rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament.  The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines. On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region.  Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover’s obligations are interrupted and the completion of the feasibility study delayed by the period of force majeure.  Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002.  Following improved security conditions, the Corporation lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside Bujumbura, the Corporation re-imposed force majeure in August, 2004.  In 2005, following elections, a new government was elected, resulting in improving stability in Burundi.  Consequently, Andover lifted the declaration of force majeure in May and has commenced discussions with the Ministry of Mines regarding an extension to the term of the Mining Convention and the re-commencement of activities at Musongati.  As at June 30, 2006, the Corporation had not reached agreement with the Ministry of Mines regarding an extension of the term of the Mining Convention.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

The term of the performance bond provided by the Corporation expired during 2002.  A new performance bond will be required should the Corporation lift force majeure and re-commence activity in Burundi.

b)

Lac Panache - Sudbury

In April 2005, the Corporation entered into an agreement whereby it can earn 100% of the Lac Panache Project through staged cash payments totalling $300,000 and incurring expenditures over three years totalling $455,000.  On production the vendor would retain a 3% net smelter return (“NSR”) which is subject to buy-back provisions.  The Corporation’s annual cash payment and work expenditure commitments are as follows:

Cash Payments:			Work Expenditure Commitments:
2005	$ 40,000	(paid)	by April 8, 2006	$ 65,000	(incurred in 2005)
2006	80,000	($30,000 paid)	8, 2007	130,000
2007	120,000		8, 2008	260,000
2008	60,000			-
	$ 300,000			$ 455,000

The Corporation may terminate its option at any time.

On making cash payments of $300,000 and incurring $455,000 in exploration expenditures the Corporation will have

___________________________________________________________________________________________

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.	Half Year Report
Notes to the Consolidated Financial Statements	for the Period ended June 30, 2006

exercised its option to acquire the Lac Panache properties, subject to the 3% NSR.  The Corporation will have the right to purchase 2% of the NSR for $3 million and have a right of first refusal to purchase the remaining 1%.

The Lac Panache Project area is located some 40kms southwest of Sudbury, Ontario in Canada and covers 48 claims containing a total of 201 claim units.

c)

Fish Creek – Sudbury

In early April, 2006 the Corporation entered into an agreement to acquire the Fish Creek property in Nairn Township, 50km southwest of Sudbury.  Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claims units each 400m by 400m in area.  The Corporation can earn 100% of the project through staged cash payments totalling $100,000 ($10,000 already paid) and completing staged work commitments over three years of $21,600.  On production the vendor will retain a 3% NSR.  This NSR is subject to buy-back provisions.

Cash Payments:			Work Expenditure Commitments:
2006	$ 20,000	($10,000 paid)	by April 2006	$ 7,200
2007	25,000		2007	7,200
2008	35,000		2008	7,200
2009	20,000
	$ 100,000			$ 21,600

d)

Nevada Gold Project

The Nevada Gold Project is situated within the southern boundary area of the Humboldt – Toiyabe National Forest, in Northern Elko County, Nevada and comprised 70 unpatented lode mining claims and 2 unpatented claims covering water rights.

The Corporation held the Nevada Gold Project under 2 option agreements.  The option agreement dated November 17, 2003 over the Gold Creek property covered 37 unpatented mining claims and 2 claims covering water rights.  The agreement was for 3 years and had an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims.  During May 2004 the Corporation entered into an option agreement over the adjoining 33 unpatented claims.  The agreement was for 3 years and had an annual option payment of US$20,000 and a purchase price of US$1,500,000 for 100% of the claims.

On June 1, 2005 and November 23, 2005 the Corporation announced that it had terminated its Option Agreements with respect to the Nevada Gold Projects.

4.

Project Assessment Expenditures

Details of Project Assessment Expenditures during the period ended June 30, 2006 and 2005 are as follows:

	2006	2005
Lac Panache Project
Geological and Consulting	$ 1,057	$ 5,443
Assays	5,833	-
Option and Claim Fees	30,000	23,900
	36,890	29,343
Fish Creek
Option Fees	10,000	-
	10,000	-

___________________________________________________________________________________________

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.	Half Year Report
Notes to the Consolidated Financial Statements	for the Period ended June 30, 2006

Nevada Gold Project
Geological Consulting and Supervision	-	4,990
	-	4,990
Other Projects
Consulting	26,171	27,419
Assays	96	-
Option Fees	-	61,513
	26,267	88,932
Total	$ 73,157	$ 123,265

5.

Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

	Number of
	Shares	Amount
Total Issued – June 30, 2006 and 2005	95,969,105	$ 44,075,384

c)

Contributed Surplus

Opening balance	Nil
Grant of stock options	439,251
Closing balance	$ 439,251

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

Compensation expense of $439,251 recognised in 2006 (2005 – Nil) on stock options granted was calculated using the Black Scholes model utilizing the following assumptions:

Risk free interest rate

4.1%

Expected life of stock options

5 years

Expected volatility

1.50-1.55

Expected dividend

Nil

Any consideration paid by employees on the exercise of stock options is credited to capital stock.

The status of stock options granted to employees and directors as at June 30, 2006 and 2005 and the changes during the periods ended on those dates is presented below:

		June 30, 2006		June 30, 2005
		Weighted		Weighted
	Shares	Average Exercise Price	Shares	Average Exercise Price
Options outstanding and exercisable
- Beginning of Year	2,125,000	$0.33	2,725,000	$0.33
Granted	7,100,000	$0.08	-
Options outstanding and exercisable
- End of Period	7,100,000	$0.08	2,725,000	$0.33

All options outstanding at June 30, 2006 have an exercise price of Australian $0.10 (C$0.08).  The weighted average

___________________________________________________________________________________________

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.	Half Year Report
Notes to the Consolidated Financial Statements	for the Period ended June 30, 2006

remaining contractual life of these options is 5 years.

Escrow Shares

At June 30, 2006 there were no common shares of the Corporation subject to escrow.

6.  Related Party Transactions

During the six month period ended June 30, 2006 $274,613 (2005: $130,133) was paid to five directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

In addition $87,711 (2005: $45,549) was paid to two companies, $57,188 (2005:  $Nil) to an Australian company and $30,523 (2005:  $45,549) to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are reimbursed at cost, which approximate fair value.  At June 30, 2006, management and consulting fees, directors fees and amounts due for the provision of staff and office facilities amounted to $169,181 (2005:  $91,750) and are included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.  Income Taxes

A potential future income tax asset of approximately $3,361,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$ 8,365,000
b) Other deductible tax amounts	1,293,000
$ 9,658,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2007	$ 1,576,000
2008	-
2009	1,506,000
2010	1,505,000
2011	2,088,000
2012	1,067,000
2013	623,000
Total	$ 8,365,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $3,361,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 34.80% (2005–34.80%) has been reduced to an effective rate of nil% (2005–nil%) due to losses for which no tax benefit has been recognized.

8.  Segmented Information

___________________________________________________________________________________________

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc.	Half Year Report
Notes to the Consolidated Financial Statements	for the Period ended June 30, 2006

		2006
	Canada	Australia	Total
Current Assets	$2,965,125	$85,590	$3,050,715
Office equipment and furniture	3,499	9,578	13,077
	$2,968,624	$95,168	$3,063,792
		2005
	Canada	Australia	Total
Current Assets	$3,643,229	$9,275	$3,652,504
Office equipment and furniture	4,515	14,142	18,657
	$3,647,744	$23,417	$3,671,161

The Corporation’s sole operating segment is the exploration for mineral resources.

9.  Commitments

For property expenditure commitments see Note 3.

___________________________________________________________________________________________

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

ARGOSY MINERALS INC.

The Directors declare that the Financial Statements and notes set out on pages 5-7:

(a)

Comply with Generally Accepted Accounting Standards in Canada, and

(b)

Give a true and fair review of the consolidated entity’s financial position as at June 30, 2006 and of its performance for the half year ended on that date.

In the Director’s opinion:

(a)

The financial statements and notes are in accordance with Generally Accepted Accounting Standards in Canada, and

(b)

There are reasonable grounds to believe that the Corporation will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors dated September 11, 2006.

Per:  ____________________

Cecil Bond, Director